VIA FACSIMILE (202-772-9210)

AND EDGAR SUBMISSION

August 7, 2009

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:

DigitalTown, Inc.

Form 10-K for the Fiscal Year Ended February 29, 2008

Filed May 27, 2008

Form 10-K/A for the Fiscal Year Ended February 29, 2008

Filed February 13, 2009

File no. 0-27225

Dear Ms. Collins:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the staff dated July 17, 2009 (the “Comment Letter”) regarding DigitalTown, Inc’s response letter dated June 23, 2009 in connection with the above referenced filings.

Form 10-K for the Fiscal Year Ended February 29, 2008

1.

We note from your response to prior comment 1 that you do not have investor questionnaires to support your conclusion that investors in the offering may have been accredited.  Please clarify the basis upon which you believe any of the investors were accredited.  Additionally, provide us with a description of the information that you provided to investors in connection with the offering.  Your description should indicate whether that information included audited financial statements and was substantially equivalent to what a registration statement would have provided.  We note that your Subscription Agreement makes reference to an “Offering Circular” and an “Investment Questionnaire.”

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

Response:

Depending upon the Commission’s interpretation of the Company’s response to comment #2, we will provide any additional information requested by the Commission.

2.

In relying on the exemption provided in Section 4(2), it is the issuer’s responsibility to implement measures that prevent a public distribution of the shares.  We note your response that you are “not in a position to definitively say the exemption upon which [the initial purchasers] relied” for their resales and that “they may have been relying on the isolated transaction exemption, or possibly the 4(1-1/2) exemption.”  The exemption relied upon by DigitalTown for its sales to the initial purchasers may be unavailable in the event resales were not registered under the Securities Act or an exemption from registration was unavailable.  Please tell us how you determined the initial purchasers did not take with a view to distribution or act as underwriters in their dispositions of the shares to subsequent purchasers.  Explain the basis on which you concluded the purchasers from the Company were not engaged in a public distribution when they transferred their shares.

Response:

After further review, it appears that the Company did not rely on Section 4(2) of the Securities Act for the sale of the shares to original purchasers in late 2005 and early 2006.  At the time of the original sales in 2005, the Company was a registered business development company, pursuant to an election to be treated as such filed on December 12, 2004.  The election was withdrawn on September 1, 2006.

On January 3, 2005, the Company filed a 1-E, which announced it was commencing an offering pursuant to Regulation E of the Securities Act.  On both August 29, 2005, and February 1, 2006, the Company filed a Form 2-E, announcing the sale of common stock pursuant to Regulation E.

Section 602 of Regulation E allows a business development company to sell up to $5,000,000 of stock per year.  The shares sold are exempt from registration under the Securities Act.  There is no requirement under Regulation E that the shares sold be for investment without an intention to distribute.  In fact, under Regulation E, there is no prohibition regarding distribution to the public, as shares issued thereunder do not need to carry a restrictive legend.  Since shares issued under Regulation E can be publicly distributed when issued by a public company, an analysis regarding resale of those shares need not be undertaken.

Management apologizes for proffering an unnecessary analysis in previous correspondence, since securities counsel during the time of the Regulation E offering are no longer representing the corporation with regards to such matters.

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

3.

We refer to your response to prior comment 2 and reissue that comment, in part..  Please tell us what measures DigitalTown and/or its transfer agent took with respect to these securities, such as the placement of a “restricted” legend.  Please tell us whether restrictive legends were placed on certificates representing the securities sold to the initial purchasers.

Response:

Because the securities issued during 2005 where sold pursuant to Regulation E, no restrictive legends were necessary.  However, the Company did issue the shares with restricted legends, and is reviewing its decision to do so at this time.  It appears the shares should not have been restricted at the time of issuance.

4.

We note your statements in response to prior comment 2 that, although some of the shares have been resold by the initial purchasers , you have not received any proceeds from said resales (other than the initial purchase price) and that you have “no way to collect additional sale proceeds.”  Your most recently filed form 10-K states that pursuant to the subscription agreements the initial purchaser is entitled to 200% of the original purchase price and DigitalTown is entitled to 50% of any additional net proceeds.  It appears that you have an enforceable contractual right under the subscription agreement to collect the 50% of additional net sales proceeds.  We disagree with the position of DigitalTown that because it has chosen not to enforce this contractual right it does not participate in the distribution of the shares.

Response:

Please see the Company’s response to comment 2 above.

5.

We refer to your response to prior comment 4.  For each initial purchaser, please provide us with the date they paid the full purchase price for the shares they subsequently resold, and the date each initial purchaser resold their shares.

Response:

Depending upon the Commission’s interpretation of the Company’s response to comment #2, we will provide any additional information requested by the Commission.

6.

To the extent you are not able to demonstrate that the exemption you relied upon with respect to the installment sales transaction was available, you should inform investors of the uncertainty and to the potential effects of that uncertainty.  To the extent that

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

you are not able to demonstrate a reasonable basis for a belief that the exemption was available, you should provide in your response letter a thorough analysis of whether unregistered, non-exempt sales of securities subject DigitalTown to any material contingent liabilities.  Such an analysis should address whether any such liabilities are possible or remote.  Provide your analysis as to whether disclosure in risk factors and management’s discussion and analysis is necessary or appropriate.  Historically, the funding of your operation has relied almost exclusively upon the collection of subscription receivables.  It appears that you may experience liquidity problems in future periods if you are unable to effectuate future sales because of any significant uncertainty about the availability of an exemption for those future sales.  Please consider whether expanded disclosure is appropriate in this regard, and provide your analysis of that matter in your response letter.

Response:

Please see the Company’s response to comment 2 above.

Form 10-K/A for the Fiscal Year Ended February 29, 2008

7.

We refer to your response to prior comment 7 and note that you filed the exhibit as “correspondence.”  The term sheet should be filed as an exhibit available to the public.  Please confirm your understanding and amend your 10-K to file this document.

Response:

The Company will file an amended Form 10-K/A for the Fiscal Year Ended February 29, 2008 when all comments have been addressed, which will include the term sheet as an exhibit.

Summary:

The Company’s management acknowledges the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (952)-890-2362 if you require additional information or have any questions.

Sincerely,

/s/ Richard A. Pomije

Richard A. Pomije

Chairman

Principal Executive Officer

cc: James Parsons: Parsons/Burnett/Bjordahl, LLP